Sub-item 77H: Changes in control of registrant

On April 2, 2001, The Hartford Life and Accident Insurance Company ("Hartford Life") acquired Fortis Advisers, Inc. ("Fortis Advisers")
 and its subsidiaries, including Fortis Investors, Inc. ("Fortis Investors"). Hartford Life is a subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford"). Prior to the acquisition, Fortis Advisers served as the investment adviser to the registrant and Fortis Investors served as the principal underwriter to the registrant. Hartford Investment Financial Services Company ("HIFSCO"), a wholly owned indirect subsidiary of The Hartford, is now the investment adviser to the registrant. As a result of the acquisition, HIFSCO became (with approval by the registrant's Board of Directors) the interim investment adviser to the registrant. Shareholders of record on April 12, 2001 then approved a definitive investment advisory agreement with HIFSCO at a special meeting of the registrant's shareholders, held on May 31, 2001. Hartford Administrative Services Company, formerly Fortis Advisers, serves as transfer agent and dividend agent to the registrant. Woodbury Financial Services, Inc., formerly Fortis Investors, acts as principal underwriter to the registrant.